MORTON INDUSTRIAL GROUP, INC.
1021 W. Birchwood
Morton, IL 61550

July 21, 2005

Via EDGAR filing (as a Correspondence File)

United States Securities and Exchange Commission
Attn: Nili Shah
Accounting Branch Chief
Washington, DC 20549-0510

Re:	Form 10-K for the year ended December 31, 2004 Filed March 29, 2005 File No. 000-13198

Gentlemen:

We are submitting this response to your letter dated July 8, 2005 with respect to your comments to the Annual Report on Form 10-K for the year ended December 31, 2004 (the “Form 10-K”) of Morton Industrial Group, Inc. (the “Company”).

For convenience of reference, each comment contained in your letter is reprinted below in italics and is followed by our corresponding response.

Report of Independent Registered Public Accounting Firm, page 24

1.	We have noted your response to our prior comment number three. Although shareholders at the time of your mailing received 10-K’s with an accountant signature, this omission still exists in the publicly available EDGAR. Please amend your filing to include the signature of your independent registered public accounting firm. Refer to Article 2 of Regulation S-X.

Response – We will file a Form 10-K/A including the conformed signature of our independent registered public accounting firm. This Form 10-K/A will be filed no later than July 29, 2005.

(9) Income Taxes, page 40

2.	We have noted your response to our prior comment number six. Your proposed disclosure only states the amount of the decrease in your valuation allowance and its effect on your net income. Please expand upon this discussion to include the reasons for the decrease.

Response – In future filings, as an example, the text will generally appear as follows: “The Company reduced the level of its valuation allowance for gross deferred tax assets from ($$) at (date) to ($$) at (date); the impact of this reduction was to generate an income tax benefit of ($$) that is included in the income tax benefit of ($$) included in the Consolidated Statements of Operations. The valuation allowance decrease resulted from (factor a) which resulted in a decrease in the valuation allowance of approximately ($$) and from (factor b) which resulted in a decrease in the valuation allowance of approximately ($$).

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at 309-266-7176.

Sincerely,

/s/ Daryl R. Lindemann

Daryl R. Lindemann
Chief Financial Officer and Secretary